

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ACTIONVIEW INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

NEVADA	**87-0542172**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
(address of principal executive offices)

4899
Industrial Classification

PART 1 - NOTIFICATION

Item 1. Significant Parties

Names and addresses of the Company's officers and directors:

Name and Address	Position(s) Held
Gary Nerison 4115 Blackhawk Plaza Circle Suite 100 Danville, CA 94506	Chief Executive Officer Chairman of Board of Directors
Tony Lopez 4115 Blackhawk Plaza Circle Suite 100 Danville, CA 94506	Director

The following provides the names and addresses of (i) each person known to the Company to beneficially or directly own more than 5% of any class of the Company's securities.

Name/Position Address	No. of Shares Beneficially Owned	Percent of Class
MicroCap Management 2004A West 10th Ave Westminster, CO 80234	4,500,000 common	8.3
Tony Lopez 4115 Blackhawk Plaza Cir., Ste. 100 Danville, CA 94506	5,000 Series A Preferred	5
Joe Wooten 4115 Blackhawk Plaza Cir., Ste. 100 Danville, CA 94506	38,000 Series A Preferred	38
BASH Living Trust 4115 Blackhawk Plaza Cir., Ste. 100 Danville, CA 94506	46,000 Series A Preferred	46

There are no other known affiliates of the Company. The Company has not engaged any promoters or underwriters in connection with this or any other offering. The Company has not engaged counsel with respect to this offering.

Item 2. Application of Rule 262

None of the entities or individuals listed in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

None of the shares sold in this Offering involves the resale of securities by any affiliates of the Company.

Item 4. Jurisdiction in Which Securities Are to be Offered

There are no underwriters, dealers or salespersons associated with this offering.

The offering will be made through officers and directors of the issuer, and no offering will be made by advertisements, mail, telephone, or otherwise, except to the extent that officers and directors of the issuer utilize the telephone, facsimile, mail, and similar communication mediums to communicate with potential investors with which they have a pre-existing relationship, or have developed a relationship, concerning the offering. Securities will be offered to residents of California, Nevada, Utah, New Jersey, Texas, Colorado, Florida and to residents of certain foreign countries including Canada and Great Britain.

Item 5. Unregistered Securities Sold Within One Year

Within the past twelve months, ActionView International, Inc. issued the following unregistered securities:

100,000 shares of Series A Preferred Stock were issued to the Bash Living Trust in consideration for 100% of the issued and outstanding ownership units of MatchFights, LLC. The shares were issued exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

45,000,000 shares of common stock were issued to Sequoia International, Inc. in consideration of extinguishing $367,019 of defaulted notes payable. The basis for conversion was made on a discount from the then bid-price of the Company's common stock given that there was not a liquid market for the common stock on the date of exchange. The shares were issued exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. All shares were placed in escrow to prevent their immediate resale to the public and voted by the Chairman of the Board.

Item 6. Other Present or Proposed Offering

The Company is not presently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

The Issuer has not engaged any underwriter with respect to this offering.

There are no selling shareholders associated with this Offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

The issuer has not named any experts in association with this offering.

Item 9. Use of a Solicitation of Interest Document

The issuer did not use a Solicitation of Interest Document prior to filing this notification.

PART II – OFFERING CIRCULAR

ACTIONVIEW INTERNATIONAL, INC.

Type of securities offered: Common Stock
Maximum number of securities offered: 4,000,000,000 shares
Minimum number of securities offered: 40,000,000 shares
Price per share: from $0.00125 to $0.125
Total proceeds: If maximum sold - $5,000,000. If minimum sold - $5,000,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [X] Yes [ ] No
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No
Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states: None

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 77 pages.

THE COMPANY

1. Exact corporate name: ACTIONVIEW INTERNATIONAL, INC.
State and date of incorporation: NEVADA
Street address of principal office: 4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
Company Telephone Number: (925) 355-1567
Fiscal year: December 31
Person(s) to contact at Company with respect to offering: Gary Nerison
Telephone Number (if different from above): Same as above

RISK FACTORS

2. In certain sections of this Offering Circular, prospective investors may want to consult with an accountant, attorney or financial advisor. Investors may also contact the Company's Chief Executive for further information or clarification of the Offering circular. There are also numerous risk factors unique to the Company and its proposed business.

The securities being offered hereby involve a high degree of risk. An investment in the Company is suitable only for investors of substantial means who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. In addition to factors set forth elsewhere in this Offering Circular, prospective purchasers of the Company's securities should carefully consider, among others, the following risk factors present in this Offering:

We are subject to various risks that may materially harm our business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this

filing before deciding to purchase our Securities. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed.

We Are a New Company With Limited Operating History

We formed our business in May 2009 and have yet to generate any meaningful revenues. Operations to date have consisted of setting up the various websites, putting the technology in place to successfully broadcast our events and commence implementing our marketing and promotional strategies. Our first pay-per-view event was held late September 2009 and generated limited revenues. No assurances can be given that we will be successful in reaching or maintaining profitable operations.

We May Need to Raise Additional Capital to Finance Operations

Our operations have relied almost entirely on external financing to fund our operations. Such financing has historically come from capital infused by our Chief Executive. Depending on the number of paid subscriptions to our future pay-per-view events, we may need to raise additional capital to fund our anticipated operating expenses. We cannot assure you that financing whether from external sources or related parties will be available if needed or on favorable terms. The future sale of securities to raise money may cause dilution to our existing shareholders. Our inability to obtain adequate financing will result in the need to curtail business operations. Any of these events would be materially harmful to our business and may result in an impairment to your investment.

We Could Fail to Retain or Attract Key Personnel

Our future success depends, in significant part, on the continued services of Joe Wooten and Shane Traveller, the founders of MatchFights, LLC, our primary operating subsidiary. We cannot assure you that we would be able to find an appropriate replacement for key personnel. Any loss or interruption of our key personnel's services could adversely affect our ability to develop our business plan. We have no life insurance on Mr. Traveller or Mr. Wooten.

We Will Not Escrow Funds Raised in Association With This Offering, Which Could Increase the Risk to Investors

There will not be an escrow of subscriber funds associated with this Offering, and there is no minimum aggregate Offering amount as a conditional term of the Offering. There is therefore a risk that the needed capital to run the business will fall short of the desired amount. If this should occur, the subscribers in this Offering could lose all or part of their investments. Moreover, investors that subscribe for the Shares during the early stages of the Offering will assume a greater risk than investors that decide to subscribe for Shares closer to the full subscription of the Offering.

Our Industry is Highly Competitive Which May Impact Our Ability to Execute Our Business Model

The business of pay-per-view fighting is highly competitive with one dominant entity controlling nearly all of the pay-per-view revenues. We will be competing with other established companies with substantially greater resources and experience. This competitive scenario may affect our ability to attract qualified fighters or customers willing to pay to view our broadcasts which, in turn, may affect our ability to achieve profitable operations and implement our business model.

We Have the Right To Terminate Offering at Any Time Which Could Impact Our Ability to Execute Our Business Plan

We reserve the right to terminate this Offering at any time during the Offering period regardless of the number of Shares sold. In such an event the proceeds previously received will be useable by the Company. This would allow virtually no progress toward its business plan as there is no minimum aggregate amount of the Offering specified.

The Information Contained in This Offering Includes Estimates Which May Not Accurately Reflect the Industry or Our Future Performance

Certain of the factual statements made in this Offering are based upon information from various sources and estimates that we believe to be reliable. We have not independently verified any of such information and shall have no liability for the inaccuracy or inadequacy thereof. No other party (including legal counsel to the Company) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering.

There is Substantial Doubt About Our Ability to Continue as a Going Concern Due to Working Capital Shortages, Which Means that We May Not Be Able to Continue Operations Unless We Obtain Additional Funding

There is substantial doubt about our ability to continue as a going concern due to working capital shortages. Our ability to continue as a going concern will be determined by our ability to obtain through this Offering and our ability to generate a profit from operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our Common Stock May Be Affected By Limited Trading Volume

Prior to this Offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all.

Our Common Stock is Traded on the "Pink Sheets," Which May Make it More Difficult For Investors to Resell Their Shares Due to Suitability Requirements

Our common stock is currently traded on the "Pink Sheets" where we expect it to remain for the foreseeable future. Broker-dealers often decline to trade in Pink Sheet stocks given that the market for such securities is often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Our Preferred Shareholders Have the Ability to Exercise Significant Influence Over Matters Submitted for Stockholder Approval and Their Interests May Differ From Other Stockholders

Our Preferred Stock shareholders, in the aggregate, have voting rights that are greater than that of our common stock shareholders and may choose to exercise those rights in selecting members of our Board of Directors. Accordingly, our directors and executive officers, whether acting alone or together, may have significant influence in determining the outcome of any corporate transaction or other matter submitted to our Board for approval, including issuing common and preferred stock, and appointing officers, which could have a material impact on mergers, acquisitions, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of these board members may differ from the interests of the other stockholders.

Our Common Stock Price May be Volatile

Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. Substantial fluctuations in our stock price could significantly reduce the price of our stock. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

- Price and volume fluctuations in the overall stock market from time to time;
- Significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;
- Volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity anticipation securities, or Leaps, or short trading positions;
- Changes in regulatory policies or tax guidelines with respect to business development companies or regulated investment companies;
- Actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;
- General economic conditions and trends;
- Loss of a major funding source; or
- Departures of key personnel

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

On August 18, 2009, the Company entered into a share-exchange agreement with MatchFights, LLC, a Utah limited liability company operating in the sports entertainment industry. MatchFights, LLC was formed as a Utah limited liability company in May 2009, to engage in any lawful undertaking including, but not limited to, engaging in live, pay-per-view events. Though now operations, the Company is still in the early stage and has not yet generated any meaningful revenues.

The Company owns the following URL addresses: www.matchfights.com and www.wcfc.com. It is the Company's objective to broadcasting live, pay-per-view martial arts events via the internet utilizing these websites and to operate a web-based social network in the action sports market space.

Unlike competing pay-per-view events including boxing, wrestling, and Ultimate Fighting Championship ("UFC"), MatchFights diverges by offering several distinct changes to both content and delivery designed to appeal to a specific and substantial niche in the world of competitive fight enthusiasts.

First, the Company's events will be broadcast live over the Internet rather that over television PPV. While this limits the number of potential domestic viewers, it also provides several distinct advantages:

1. A live, streaming Internet broadcast can be delivered at a lower cost structure since there is no need to secure television contracts, provide guaranteed minimums, etc. The delivery cost per subscriber is around $.30 per person.

2. An internet broadcast is available around the world, avoiding the need to obtain television licensing and contracts in individual countries, thus greatly expanding the potential customer base.

3. An internet broadcast allows for greater viewer interaction, thus tailoring the experience for individual viewers and allowing for a more interactive experience.

4. Due to the lower cost structure, the price to the end user is substantially lower, allowing for greater access to developing markets and an audience with lower disposable income. For little more than the price of a movie ticket, viewers can experience a 3-hour broadcast packed with content.

The Company has been able to address many of the format concerns through a combination of strategic alliances and marketing changes.

First, by partnering with Swarmcast, Inc., a leader in live, streaming Internet content, MatchFights is able to guarantee high-definition full-streaming video feeds to all customers that have a high-speed internet connection (cable, satellite, or DSL). Viewers with slower internet connections will still be able to view the event in live, streaming video, but may have less than hi-def reception.

Second, the Company offers multiple solutions to customers that desire to watch the broadcast on a television rather than on their computer. By following simple instructions, customers so choosing can send the video stream to any television in their home.

MatchFights diverges from the traditional pay-per-view fight event not only in delivery format but also in content. Some of the more substantive differences are the following:

- The winners of the matches not decided by knockout will be chosen by the viewers. At the conclusion of the match, viewers will have the opportunity to vote on the winners.
- MatchFights encourages the participation of all different styles of fighters—not just the MMA style favored by the

UFC. This allows for traditional forms of martial arts (Tae Kwon Do, Karate, Kenpo, etc.) to have their outlet in a combat style environment where the rules can be modified to make sure that no single style has the competitive advantage (MMA rules are designed to favor jujitsu style fighters).

- All broadcast will contain additional, non-fighting content designed to appeal to the target audience. Such content may include ring girl contests and live music between fights.
- MatchFights events will incorporate the Championship Full Contact rules rather than the MMA rules. Specifically, this change means that the "tap out" submission will not be allowed. Fighters that are on the ground for more than five seconds without throwing a strike will be stood back up by the referee. Also, the CFC rules use a two-minute round, resulting in faster, more action filled fights.

The Company's inaugural event was held in September 2009 and was used to validate our web-based broadcasting ability test our online chat and voting features. Our second event is scheduled for April 3, 2010 and will be the first event branded under the World Championship Full Contact (WCFC) moniker and incorporating the WCFC rules.

www.wcfc.com

The Company's website, www.wcfc.com is the first and currently the only web-based social network focusing on mixed martial arts. The website is structured similar to Facebook and Myspace but with an emphasis on fighters, fans and promoters from all fight disciplines.

Visitors to the wcfc.com website can access the latest fight new and results, tract their favorite fighters, build their own profile, interact with other fighters and fans, watch thousands of free fight videos, and watch live events. The website enables fighters to easily update their profiles with new videos and other content, scout their next opponent, and contact promoters to book future fights. Promoters, in turn, can check out fighters, promote their events, post results and even sell tickets. Fans can find news from MMA, boxing, tradition martial arts, and other fight styles, build their own profiles, post videos, and interact with their favorite fighters."

WCFC.COM features currently available include the following:

- Easy set up. Facebook users need only click a few buttons to upload their Facebook profile and create a new WCFC profile.
- As users update Facebook, their WCFC profile is automatically updated, and vice-versa.
- As users update their WCFC profiles, an automatic twitter entry is sent to all of their followers, making this the easiest way for fighters to keep their fans updated.
- WCFC is the only social website where users are encouraged and able to post unlimited fight videos.
- Users can rank the videos. Fighters featured in the top videos will earn the right to fight in live, PPV
- Users can set up their own blogs and chat sessions.

The Company launched its social network on December 25, 2009.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Marketing

Initial marketing activities will focus on reaching the target audience: 18 to 35 year-old males. However, since the broadcast will be over the Internet, customers worldwide will have access to the video feed both live and on tape delay without increasing the overall fixed costs of production.

The targeted demographic is extremely Internet savvy and, since the broadcast will be limited to the Internet, the Internet will be the primary advertising vehicle. The company will engage in a vast "viral marketing" campaign targeting internet sites where fight fans worldwide tend to congregate. Zoombo Media Group has been engaged to build the web marketing tools and also oversee the viral marketing efforts.

MatchFights currently operates the first (*and only*) social networking website catering to the fight community. WWW.WCFC.COM is a "one-stop-shopping" location for fighters, fight fans, promoters and trainers. Established as a web-based community, www.wcfc.com has profiles similar to, and interacting with, Facebook and Myspace. This is a

community where, for example, a fighter can go to access the latest news, interact with fans, post their recent fight videos and images, scout for upcoming events, and contact promoters. Fans can able to learn more about their favorite fighters, watch them in action, vote for them for upcoming events, learn about upcoming events in their area, buy tickets for MMA events, and sign up to watch the Pay-Per-View events. Promoters can scout potential fighters, promote their events, sell tickets, post results, and attract sponsors and advertisers.

The www.wcfc.com website expects to attract a large number of dedicated fight fans to our product. Our goal is to become the premier website where people can go to get the latest information and watch the very best in both free and PPV fight content.

MatchFights has retained the services of Gemini Communications, a PR firm, to assist with putting out press releases, setting up media interviews and facilitating additional exposure.

MatchFights has also partnered with Rockwell Sports Entertainment, a national extreme sports marketing company that produces and promotes MMA and extreme sports. Rockwell Sports has a bi-weekly radio program specializing in MMA and has access to MMA magazines, sports writers, HDnet, radio and television.

Further, with the change-over to digital television broadcasting, there are now a multitude of new channels available, each of which is starved for new programming content. MatchFights intends to produce 45-minute "sanitized" and edited versions of its broadcasts which will be offered to regional television channels in exchange for a percentage of ad revenues generated. While providing some added income, the television version will essentially serve as free advertising for upcoming events.

Internationally, the Company will partner with local promoters and split revenues from the local markets. For example, we intend to bring top Chinese fighters to compete in CFC events. We will then work with a Chinese promoter to promote the event in China and split a portion of the PPV revenues from all buys within China.

The global market for fight events is enormous. MMA and Muay Thai events draw over 100 million viewers in China alone. Ultimate Fighter draws another 4 million viewers in the U.S. Globally, there are an estimated 150 million fight fans that watch some sort of fight product on a regular basis. Our goal is to generate a one percent market penetration within two years—generating 1.5 million event buys at prices ranging from $4.95-$14.95. Considering that the UFC generates one million PPV buys in the US alone at prices over $45.00, we consider this goal achievable over two years with proper target marketing and the successful delivery of the planned fight product.

Employees

The Company currently has no employees in addition to its officers and directors. All work so far has been provided by third-party contractors.

Over the coming twelve months, the Company anticipates hiring administrative and marketing staff that will oversee the production of live events, oversee the distribution of broadcasts, solicit advertising and sponsors, maintain the books and records. The following breakdown of employees by major category is expected:

Management	(3)
Event production and promotion	(2)
Marketing	(2)
Administration & Finance	(2)

The Company is not subject to any collective bargaining agreements and does not have any employment contracts in place.

Property

The Company does not have, nor does it anticipate having, any significant real property. Equipment will be limited to basic office equipment including furniture, computers and phone systems. All web-related equipment, including servers, will be owned and maintained by third-party providers.

The Company contacts out its event production to LBH Productions which either owns or subcontracts to provide cameras, lighting, facilities, etc. necessary to stage and broadcast live events.

The Company's primary asset is its ownership of the domain name www.wcfc.com and associated web content including user base. The Company anticipates spending a minimum of $200,000 per year maintaining, improving and developing its website.

Government Regulation

Nearly all forms of hand-to-hand combat are heavily regulated throughout the Unites States. These regulations require that all fighters and promoters be licensed in the state where the fighting is to take place. There are, however, a few exceptions. There are currently four states where there are no regulations governing amateur and professional fighting. The Company will stage its first several matches in those states while building its viewership. The Company is also actively working on getting the Champion Full Contact rules accepted by the various states where future events are expected to take place and on getting it promoters and fighters licensed in those states. The Company can also stage events on Indian reservation lands (Indian casinos) and in most international markets.

Subsidiaries

The Company owns 100% of the capital of MatchFights LLC, a Utah limited liability company, the business of which is described herein.

Recent Material Business Developments

ActionView International Inc., formerly known as Acquisition Media Inc., was incorporated on January 26, 1986, as Vantage, Inc., under the laws of the State of Nevada. It currently trades on the "Pink Sheets" under the symbol "AVEW." Following a number of name changes since incorporation, the Company changed its name again to ActionView International, Inc. on August 20, 2003.

Until 2009, the Company, through a wholly-owned subsidiary, custom-designed, marketed and manufactured illuminated programmable motion billboard signs for use in airports, mass transit stations, shopping malls and other high traffic advertising locations designed to reach people on the go with targeted messaging. The Company's products and marketing strategy saw limited success and, during 2009, the business effectively ceased operations.

On August 18, 2009, the Company entered into a share-exchange agreement (the "Agreement") with MatchFights, LLC, a Utah limited liability company operating in the sports entertainment industry. Pursuant to the terms of the Agreement, the Company acquired 100% of the capital of MatchFights in exchange for 100,000 shares of Series A Preferred Stock.

In October 2009, the Company sold its non-operating subsidiary, ActionView Advertising Systems, Inc. in exchange for the assumption by the purchasers of the associated liabilities of ActionView Advertising Systems, Inc.

4. Profitability Timeline

The Company expects that its fixed overhead will be $50,000 per month, which included facilities lease, salaries and other operational costs not directly tied to staging events and generating internet advertising. In order for the Company to become profitable, it must achieve the following milestones:

Commence holding live events every 45 days – The Company has reserved a suitable facility in Salk Lake City to hold its next event on April 3, 2010. We have tentatively booked the same venue for four additional events staggered every 45-days after April 3, 2010 through the end of the calendar year. Following 2010, the Company expects to expand into additional markets with its live events.

Generate increased pay-per-view buys – As the Company commences holding live events, and further implements the viral marketing aspects of its web-based social network, the number of web profiles is expected to increase. The Company must generate a minimum of 5,000 PPV buys at an average price of $9.95 per buy in order to cover overhead. This should be accomplished within six months after receipt of proceeds from this offering.

Secure web advertising – A portion of the Company's revenues will come from selling advertising space on its website. In order for this to happen, the Company must first demonstrate significant web traffic. While advertising will begin immediately, it is not expected that advertising revenues will become significant until the Company has 20,000 active web profiles, which is expected six months after receipt of proceeds from this offering.

Increase web profiles and daily user traffic – The Company's short term goal is to generate 100,000 web profiles (people that have created profiles on www.wcfc.com with an average retention of 70%. This will be accomplished through implementation of viral marketing, radio marketing, and live event promotion. We expect to achieve this goal within 12 months after receipt of proceeds from this offering.

If the Company is unable to commence staging live events on a regular basis, or if the Company is unable to generate significant fan interest to enough sell tickets to live events to cover event costs, the remainder of its business model Company will not negatively affected since it is the live events that draw viewers to the website. Since the live events are designed to cover their respective costs, and all associated overhead with live events are variable, there would not be significant direct effect on liquidity if this milestone is not met. However, the inability to stage live events will directly impact the ability to achieve the other milestones.

If the Company is unable to generate 5,000 pay-per-view buys, its ability to generate positive cash flow will be significantly impacted and may prevent the Company from becoming profitable.

The Company expects to be able to scale its expenses as cash flow increases and milestones are met. During the ninety days following the commencement of this offering, the Company anticipates keeping overhead at a bare minimum until it can hold the April 3, 2010 live event. Overhead will then be gradually increased based on the levels of pay-per-view buys and advertising revenues. It is not anticipated that failure by the Company to achieve the milestones listed will impact the Company's ability to operate during the twelve month period after the commencement of this offering.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

5. What were net, after-tax earnings for the last fiscal year?

Total $(281,167) ; ($0.005 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

N/A

7. (a) What is the net tangible book value of the Company? For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(30,725) ; ($0.0006 per share)

The share price of this offering is based on the current trading price of the Company's common stock.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the

Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

On August 10, 2009, the Company issued 100,000 shares of Series A Preferred Stock to the Bash Living Trust in consideration for 100% of the issued and outstanding ownership units of MatchFights, LLC. The shares were issued exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On July 24, 2009, the Company issued 45,000,000 shares of common stock to Sequoia International, Inc. in consideration of extinguishing $367,019 of defaulted notes payable. The basis for conversion was made on a discount from the then bid-price of the Company's common stock given that there was not a liquid market for the common stock on the date of exchange. The shares were issued exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. All shares were placed in escrow to prevent their immediate resale to the public.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.

If the maximum is sold: 25 %
If the minimum is sold: 10.6%

Assumes the conversion of 100,000 shares of Series A Preferred Stock. Exclusive of such conversion, the investors in this offering would have 98% and 43%, respectively, depending on the number of shares sold in this offering.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page?

If the maximum is sold: $5,000,000*
If the minimum is sold: $5,000,000*

* These values assume that the Company's capital structure would be changed to reflect the conversion of 100,000 shares of Series A Preferred stock, the result of which is presumed to decrease the per share trading price of the Company's common stock to offset the dilution to common shareholders. The Company would not receive any cash proceeds from the conversion of the Series A Preferred. Since the Company intends to sell shares under this offering at varying prices depending on the per share market value on the date such shares are sold, the total proceeds to the Company would be unaffected by the number of shares sold.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Total Proceeds	$5,000,000
Less: Offering Expenses	
Commissions & Finders Fees	500,000 [(1)]
Net Proceeds from Offering	$4,500,000
Use of Net Proceeds	
Web design	150,000
Software design	1,000,000
Marketing	1,000,000
Event production	250,000
Operating expenses	2,100,000 [(2)]
Total Use of Proceeds	$4,500,000

(1) While the Company has not engaged any underwriters or finders in connection with this offering, it reserves the right to use one or more "finders" and has authorized the payment of up to ten percent (10%) of gross offering proceeds to compensate and finders.

(2) Operating expenses are expected to consist of the following:

Payables reduction	$ 50,000
Rent	120,000
Utilities	50,000
Travel	200,000
Salaries & benefits	1,500,000
Office expense	25,000
Licenses & fees	155,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company intends to apply the first proceeds towards Event Production until $50,000 in net proceeds are obtained. The next $35,000 raised will be applied towards Web Design, after which the next $100,000 raised will be evenly split between Operating Expenses and Marketing. Proceeds from the offering will then be applied to the remaining uses based on need and at management's discretion. However, only after $2,000,000 in proceeds are generated will the Company commence spending on Software Design.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The Company has approximately $84,142 in liabilities, of which $51,742 relates to accounts payable. The Company expects to pay the accounts payable out of the proceeds of this offering as part of "Operating Expenses" identified in Use of Proceeds, above. The remaining indebtedness, consisting of $34,400 in related party payables, are not expected to be repaid from the proceeds of this offering.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The Company does not intend to use the proceeds from this offering to acquire assets other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

The Company does not intend to use the proceeds from this offering to reimburse and officers, directors, employees or shareholders.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is still in the early stages of operations and has not achieved positive cash flow from operations. Accordingly, the proceeds from this offering will be used to finance the Company's business for the next nine to twelve months, or until the Company is able to generate cash flow from operations.
The Company is not in default on any indebtedness. Approximately $16,000 in trade accounts payable are past due. The Company is not subject to any liens, judgments or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months of operations. No additional funds are anticipated being needed and no plans are in place to raise any additional funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of: 12/31/09	**Amount Outstanding As Adjusted**
Debt:		
Short-term debt	$ -0-	$ -0-
Long-term debt	$ -0-	$ -0-
Stockholder's equity (deficit):		
Preferred stock $0.001 par or stated value (by class of preferred in order of preferences)		
Series A Preferred	$100	$100
Common stock $0.001 par or stated value	$54,000	$4,054,000
Additional paid in capital	$196,342	$1,196,342
Retained deficit	$(281,167)	$(281,167)
Total stockholder's deficit	$(30,725	$4,969,275

Number of preferred shares authorized to be outstanding:

The Company has authorized 50,000,000 shares of Preferred stock, of which 100,000 shares have been designated into Series A, as indicated below.

Number of Class of Preferred	Par Value Shares Authorized	Per Share
Series A 100,000 shares	$0.001	$100

Number of common shares authorized: 5,000,000,000 shares. Par or stated value per share, if any: $0.001
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: none

The Series A preferred has conversion rights into common shares based on the attainment by MatchFights, LLC of certain operating goals. Specifically, if MatchFights generates at least $1,000,000 in revenues during either of the first two years following the share exchange agreement dated August 2009, then the Series A preferred converts into 75% of the then issued and outstanding common shares of common stock. If MatchFights does not generate $1,000,000 in revenues in either year, then the conversion rate is reduced on a pro-rata basis based on a sliding scale down to 51% of the then issued and outstanding common stock if revenues are less than $500,000.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other:____

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ______________________________

Explain: Each share issued will be entitled to one vote on all matters brought before the common shareholders.

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________%
If interest rate is variable or multiple rates, describe: ______________________________
(2) What is the maturity date?____ /____ /____
If serial maturity dates, describe:______________________________
(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ______________________________
(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ______________________________
(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________
How much indebtedness is junior (subordinated) to the securities? $ ____________
(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in

parenthesis: None. The Company has never paid dividends and had no immediate plans to pay dividends in the future.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

None. The Company has not engaged any selling agents in connection with this offering. The shares will be offered for sale by the Company's directors, who will not be paid a commission or other compensation tied to selling shares in this offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company reserves the right to pay up to ten percent (10%) of the gross proceeds from this offering to one or more finders; however, the Company has not contracted with any finders.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Gary Nerison
Address: 4115 Blackhawk Plaza Cir.,
Suite 100, Danville CA 94506
Telephone: (925) 355-1567

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

N/A

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

None

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

None

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

None

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Chief Executive Officer
Name: Gary Nerison Age: 72
Office Street Address: 4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
Telephone Number: (925) 355-1567

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Co-founder and President, World Health and Education Foundation, a non-profit organization, where duties include fund raising and oversight of charitable endeavors on a worldwide basis. Currently also serves on the Board of Directors of S3 Investment Company, Inc. and Green Globe International, Inc.

Education (degrees, schools, and dates): Augustana College, majored in Business Adm. 1955-1958

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

30. Chief Operating Officer: None

31. Chief Financial Officer: None

32. Other Key Personnel:

(A) Name: Shane Traveller Age: 42
Title: President, MatchFights, LLC
Office Street Address: 4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
Company Telephone Number: (925) 355-1567

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Javelin Advisory Group (2001-2007) – Managing Partner. Worked as financial advisor preparing financial statements and SEC filings on behalf of clients. Also assisted with structuring mergers and advising on recapitalization and restructuring.

Education (degrees, schools, and dates): Brigham Young University, BS (Accounting), 1992

Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time: Full time

(B) Name: Joe Wooten Age: 4
Title: Principle, MatchFights, LLC
Office Street Address: 4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
Company Telephone Number: (925) 355-1567

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Morgan Ridge Wine Company – Owner & President (2004-2010). Responsible for the daily operations and management of the company including development of the product and implementing marketing and distribution channels.

Education (degrees, schools, and dates): Southern Utah University, Bachelor of Science, 1983-1987

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

DIRECTORS OF THE COMPANY

33. Number of Directors: 2

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: N/A

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Tony Lopez Age: 41
Title: N/A
Office Street Address: 4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
Company Telephone Number: (925) 355-1567

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

Tony the Tiger Bail Bonds – Owner. Responsible to underwriting bail bonds and overseeing all aspects of the operations.

Education (degrees, schools, and dates): N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.
N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: MicroCap Management 2004A West 10th Ave Westminster, CO 80234					
Common	$0.002	4,500,000	8.3%	4,500,000	*
Tony Lopez 4115 Blackhawk Plaza Cir., Ste. 100 Danville, CA 94506 (925) 355-1567 Owner, Tony Tiger Bail Bonds					
Preferred	(1)	5,000	5%	5,000	5%
Common (1)		8,100,000	3.8%	608,100,000	3.8%
Joe Wooten 4115 Blackhawk Plaza Cir., Ste. 100 Danville, CA 94506 (925) 355-1567 Principle, MatchFights, LLC					
Preferred	(1)	38,000	38%	38,000	38%
Common (1)		61,560,000	28%	4,621,560,000	28%
BASH Living Trust 4115 Blackhawk Plaza Cir., Ste. 100 Danville, CA 94506 (925) 355-1567 Trust					
Preferred	(1)	46,000	46%	46,000	46%
Common (1)		74,520,000	34%	5,594,520,000	34%

Note (1) – The preferred Series A shares were issued to the Bash Living Trust as consideration for acquiring MatchFights, LLC. The Bash Living Trust subsequently distributed 5,000 shares to Tony Lopez and 38,000 shares to Joe Wooten as consideration for contributions made to MatchFights, LLC. The common shares listed represent the theoretical issuance of common stock upon the conversion of the Series A preferred shares assuming that a) the maximum number of shares are sold in the this offering, and b) that MatchFights achieves its revenue goals for the maximum allowable conversion of Series A preferred. Thus, the common shares listed represent the maximum potential dilution from the conversion of Series A securities.

38. Number of shares beneficially owned by Officers and Directors as a group:

None of the officers and directors of the Company own any securities of the Company apart from the Preferred Series A shares held by Tony Lopez, listed in #37, above.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

The Company has not paid it Officers, Directors or key personnel during the last fiscal year. All individuals have contributed their services

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

None

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

None

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Company has not implemented a stock option, warrant plan or other mechanism by which shares may be issued under any such plan. The Company's articles and bylaws permit the issuance of options, warrants, and stock purchase agreements under the direction and approval of the Board of Directors without shareholder approval.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has not executed any contracts with key personnel that would prohibit their competing against the Company in the event of termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009

(Unaudited)

ActionView International, Inc
Consolidated Balance Sheet
(Unaudited)

		December 31, 2009
ASSETS		
Current Assets		
Cash	$	587
Inventory		1,830
Total Current Assets		2,417
Long Term Assets		53,000
Total Assets	$	55,417
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	51,742
Due to related parties		34,400
Total Current Liabilities		86,142
Total Liabilities		86,142
Stockholders' Equity		
Common Stock, Authorized 5,000,000,000 Shares, $0.001 Par Value, 54,000,000 Shares Issued and Outstanding		54,000
Preferred Stock, 50,000,000 Authorized, Par Value $0.001, 100,000 shares Issued and Outstanding		100
Additional Paid in Capital		196,342
Retained Deficit		(281,167)
Total Stockholders' Equity		(30,725)
Total Liabilities and Stockholders' Equity	$	55,417

The accompanying notes are an integral part of these consolidated financial statements

ActionView International, Inc.
Consolidated Statement of Operations
(Unaudited)

		For the Nine Months Ended December 31,
		2009
Revenues		
Sales	$	5,503
Operating Expenses		
Event expense		50,075
Consulting		100,00
Office and general administration		136,595
Total Operating Expenses		286,670
Net Operating Loss		
Net Loss	$	(281,167)
Net Loss Per Share	$	0.005
Weighted Average Shares Outstanding		54,000,000

ActionView International, Inc.
Statement of Shareholders Deficit
(Unaudited)

	Common Shares		Preferred Shares			
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit
Balance December 31, 2008	100,000	100	-	-	-	-
Shares issued upon merger with ActionView	9,000,000	9,000	100,000	100	-	-
	(100,000)	(100)				
Shares issued upon conversion of debt	45,000,000	45,000	-	-	196,342	-
Net loss for the year ended December 31, 2009	-	-	-	-	-	(281,167)
Balance at December 31, 2009	54,000,000	54,000	100,000	100	196,342	(281,167)

ActionView International, Inc.
Statement of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2009
Net Loss	$(281,167)
Adjustment to reconcile net loss to Cash received from operations:	
Purchase of inventory	(1,830)
Increase in accounts payable	51,742
Increase in related party payable	34,400
Cash used in operations	(196,855)
Cash from investing activities:	
Website development	(53,000)
Net cash used in investing activities	(53,000)
Cash from financing activities:	
Stock issued to retire debt	250,442
Net cash from financing activities	250,442
Change in Cash	587
Cash at January 1, 2009	$ -
Cash at December 31, 2009	$ 587

ACTIONVIEW INTERNATIONAL, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)

NOTE 1 -BASIS OF PRESENTATION

Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. They may not include all information and footnotes required by United States generally accepted accounting principles for complete financial statement disclosure. In the opinion of Management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made.

Going concern

These unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The continuing operations of the Company is dependent upon the ability of the Company to obtain necessary financing to fund its working capital requirements, and upon future profitable operations. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. There can be no assurance that capital will be available as necessary to meet the Company's working capital requirements or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in dilution in the equity interests of its current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected. Management intends to finance operating costs over the next twelve months with private placement of capital stock and loans.

Share Exchange

In August 2009, ActionView consummated a share exchange with MatchFights, LLC. ("MatchFights"), a privately-held sports entertainment promoter. As a result of the transaction, ActionView agreed to issue a total of 100,000 new shares of Preferred Stock in exchange for 100% of MatchFights ownership units. Since ActionView was essentially a non-operating shell immediately prior to the share exchange, the Company has treated the transaction as a reverse merger for accounting purposes. Accordingly, all financial information presented prior to the date of the share exchange is that of MatchFights exclusive of ActionView operations or assets. In addition, shares held by ActionView shareholders at the time of the share exchange have been treated as shares issued by MatchFights. The accompanying financial statements represent the consolidated operations of ActionView and MatchFights, collectively referred to hereafter as "Avew" or "the Company."

NOTE 2 – DUE TO RELATED PARTIES

As of December 31, 2009, the Company had received $34,400 from affiliates of the Company for working capital purposes. The amount has been treated as a short-term, non-interest bearing loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company commenced operations in late 2009 and has not yet begun generating significant revenues. However, the Company launched its social networking website on December 25, 2009 and will stage its inaugural WCFC live event on April 3, 2010. Management anticipates that, if the Company is able to generate 5,000-10,000 pay-per-view buys starting with its third live event, its operations will reach breakeven status.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company operates in two of the fastest growing industries in the world: mixed martial arts, which is the fasted growing spectator sport in the world, and web-based social networking, which is the fasted growing internet segment in the world. The Company believes that by marrying these two industries into one business strategy, it will be ideally poised to make significant inroads in market share in the coming twelve months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A **. What is the anticipated gross margin for next year of operations?**

The Company's web-based social network will operate on pure profit margin, meaning that it does not have an attributed cost of goods sold component. Cost associated with operating the social network are all indirect costs such as web programming, site hosting, and marketing.

The Company's live events operate at different profit margins depending on the size and location of event. Generally, margins on live events can range from 30% for small venue events (less than 3,000 spectators) to 150% for larger venues (5,000+ spectators)

The Company's pay-per-view model operates at near pure profit as the incremental cost per viewer is less than $0.60 while pay-per-view charges range from $4.95 to $19.95.

50. Foreign sales as a percent of total sales for last fiscal year: None. **Domestic government sales as a percent of total domestic sales for last fiscal year:** None. **Explain the nature of these sales, including any anticipated changes:** N/A

III. EXHIBITS

2.1	Articles of Incorporation, as amended.
2.2	Bylaws of the Corporation, as amended.
4.1	Subscription Agreement
11.1	Opinion re Legality

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danville, State of California, on February 18, 2010.

ACTIONVIEW INTERNATIONAL, INC.



By: Gary Nerison, Chairman and
Chief Executive Officer



By: Tony Lopez, Director

EXHIBIT 2.1

FILING FEE: $100.00
BY: THOMAS G. KIMBLE & ASSO[illegible]
311 SOUTH STATE STREET
SALT LAKE CITY, UTAH 841[illegible]

ARTICLES OF INCORPORATION

OF

VANTAGE, INC.

WE, THE UNDERSIGNED natural persons of the age of twenty-one (21) years or more, acting as incorporators of a corporation under the Nevada Business Corporation Act, adopt the following Articles of Incorporation for such corporation.

ARTICLE I - NAME

The name of the Corporation is Vantage, Inc.

ARTICLE II - DURATION

The duration of the corporation is perpetual.

ARTICLE III - PURPOSES

The purpose or purposes for which this corporation is engaged are:

(a) To engage in the specific business of making investments, including investment in, purchase and ownership of any and all kinds of property, assets or business, whether alone or in conjunction with others. Also, to acquire, develop, explore and otherwise deal in and with all kinds of real and personal property and all related activites, and for any and all other lawful purposes.

(b) To acquire by purchase, exchange, gift, bequest, subscription, or otherwise; and to hold, own, mortgage, pledge, hypothecate, sell, assign, transfer, exchange, or otherwise dispose of or deal in or with its own corporate securities or stock or other securities including, without limitations, any shares of stock, bonds,

debentures, notes, mortgages, or other obligations, and any certificates, receipts or other instruments representing rights or interests therein on any property or assets created or issued by any person, firm, associate, or corporation, or instrumentalities thereof; to make payment therefor in any lawful manner or to issue in exchange therefor its unreserved earned surplus for the purchase of its own shares, and to exercise as owner or holder of any securities, any and all rights, powers, and privileges in respect thereof.

(c) To do each and everything necessary, suitable, or proper for the accomplishment of any of the purposes or the attainment of any one or more of the subjects herein enumerated, or which may, at any time, appear conducive to or expedient for the protection or benefit of this corporation, and to do said acts as fully and to the same extent as natural persons might, or could do in any part of the world as principals, agents, partners, trustees, or otherwise, either alone or in conjunction with any other person, association, or corporation.

(d) The foregoing clauses shall be construed both as purposes and powers and shall not be held to limit or restrict in any manner the general powers of the corporation, and the enjoyment and exercise thereof, as conferred by the laws of the State of Utah; and it is the intention that the purposes and powers specified in each of the paragraphs

of this Article III shall be regarded as independent purposes and powers.

ARTICLE IV - STOCK

The aggregate number of shares which this corporation shall have authority to issue is 75,000,000 shares of Common Stock having a par value of $.001 per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully-paid stock of this corporation shall not be liable to any further call or assessment.

ARTICLE V - AMENDMENT

These Articles of Incorporation may be amended by the affirmative vote of "a majority" of the shares entitled to vote on each such amendment.

ARTICLE VI - SHAREHOLDERS RIGHTS

The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this corporation.

ARTICLE VII - CAPITALIZATION

This corporation will not commence business until consideration of a value of at least $1,000 has been received for the issuance of said shares.

ARTICLE VIII - INITIAL OFFICE AND AGENT

The Corporate Trust Company of Nevada
One East First Street
Reno, NV 89501

ARTICLE IX - DIRECTORS

The directors are hereby given the authority to do any act on behalf of the corporation by law and in each instance where the Business Corporation Act provides that the directors may act in certain instances where the Articles of Incorporation authorize such action by the directors, the directors are hereby given authority to act in such instances without specifically numerating such potential action or instance herein.

The directors are specifically given the authority to mortgage or pledge any or all assets of the business without stockholders' approval.

The number of directors constituting the initial Board of Directors of this corporation is three. The names and addresses of persons who are to serve as Directors until the first annual meeting of stockholders or until their successors are elected and qualify, are:

NAME	ADDRESS
Paul Millard	721 Raygene Way North Salt Lake, UT 84054
Lyman Littlefield	3623 Avondale Salt Lake City, Utah 84121
Richard K. Mower	495 East 1500 South Bountiful, Utah 84010

ARTICLE X - INCORPORATORS

The name and address of each incorporator is:

NAME	ADDRESS
Jody York	311 South State, #440 Salt Lake City, UT 84111
Leon W. Crockett	311 South State, #440 Salt Lake City, UT 84111

Van L. Butler

311 South State, #440
Salt Lake City, UT 84111

ARTICLE XI

COMMON DIRECTORS - TRANSACTIONS BETWEEN CORPORATIONS

No contract or other transaction between this corporation and any one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors or officers are financially interested, shall be either void or voidable because of such relationship or interest, or because such director or directors are present at the meeting of the Board of Directors, or a committee thereof, which authorizes, approves, or ratifies such contract or transaction, or because his or their votes are counted for such purpose if: (a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interested director; or (b) the fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent, or (c) the contract or transaction is fair and reasonable to the corporation.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contract or transaction.

Under penalties of perjury, we declare that these Articles of Incorporation have been examined by us and are, to the best of our knowledge and belief, true, correct and complete.

DATED this 22nd day of January, 1986.

Jody York
Jody York

Leon W. Crockett
Leon W. Crockett

Van L. Butler
Van L. Butler

STATE OF UTAH)
: ss.
COUNTY OF SALT LAKE)

On the 22 day of January, 1986, personally appeared before me, Jody York, Leon W. Crockett and Van L. Butler, who duly acknowledged to me that they signed the foregoing Articles of Incorporation.

My Commission Expires:
12/3/88

NOTARY PUBLIC
Residing at Salt Lake County, UT

NOTARY PUBLIC STATE OF UTAH

C 68125
E 0758857

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

APR 26 1995
638-86
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION OF
VANTAGE, INC.
a Nevada Corporation

No. ______________

We the undersigned, as President and Secretary of
VANTAGE, INC., a Nevada Corporation,
do hereby certify:

That the Board of Directors of said corporation, at a meeting duly convened and held on the 21st day of April, 1995, adopted a resolution to amend the original Articles of Incorporation as follows:

The First Article shall be amended to read as follows:

FIRST. The name of the corporation is:

COFITRAS ENTERTAINMENT, INC.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 54,668,064; that the said change and amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

______________________ President

______________________ Secretary

STATE OF:

COUNTY OF:

On the ______ day of ________________, 19____ personally appeared before me a Notary Public, ______________________________ who
name(s) of person(s) appearing and signing document

acknowledged that they executed the above instrument.

RECEIVED

APR 26 1995

Secretary of State

____
Notary Public

FILED # C1638-86

OCT 14 1999

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

$175 gf

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

COLJITRAS ENTERTAINMENT, INC.

I, Judith A. Benesch, certifies that:

1. The original articles were filed with the Office of the Secretary of State on January 28, 1985.

2. As of the date of this certificate, 9,000,000 shares of stock of the corporation have been issued.

3. Pursuant to a Shareholders meeting at which it was unanimously voted to make the following amendments, the company hereby adopts the following amendments to the Articles of Incorporation:

First: Name of Corporation.

Effective October 18, 1999, the name of the corporation will be:

BINGO GOLD.COM (the "Corporation")

Fourth: Capital Stock.

Corporation is allowed to reverse its issued stock three (3) to one (1). This amendment does not affect the authorized shares of the corporation.

By: [signature]
Judith A. Benesch, President, Treasurer and Secretary

STATE OF NEVADA)
) ss:
COUNTY OF CLARK)

On October 13, 1999, personally appeared before me, a Notary Public, Judith A. Benesch, who acknowledged that they executed the above instrument.

[signature]
A Notary Public in and for said County and State.


CATHERINE RATELLE
Notary Public, State of Nevada

RECEIVED
OCT 14 1999
Secretary of State

FILED # C 6385-86

NOV 30 1999

IN THE OFFICE OF
[illegible]
DEAN HELLER SECRETARY OF STATE

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

BINGOGOLD.COM

I, Richard Wilk, certifies that:

1. The original articles were filed with the Office of the Secretary of State on January 28, 1985.

2. As of the date of this certificate, 8,904,614 shares of stock of the corporation have been issued.

3. Pursuant to a Shareholders meeting at which it was unanimously voted to make the following amendments, the company hereby adopts the following amendments to the Articles of Incorporation:

First: **Name of Corporation.**

Effective November 26, 1999, the name of the corporation will be:

GAMEWEAVER.COM, INC. (the "Corporation")

By: ______________________
Richard Wilk, President, Treasurer and Secretary

STATE OF NEVADA)
) ss:
COUNTY OF CLARK)

On November 26, 1999, personally appeared before me, a Notary Public, Richard Wilk, who acknowledged that they executed the above instrument.



CATHERINE RATELLE
Notary Public, State of Nevada
Appointment No. 99-56638-1
My Appt. Expires July 1, 2003

A Notary Public in and for said County and State.

375

CERTIFICATE OF MERGER

FILED # C 638-86

APR 0 1 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

(1) CONSTITUENT CORPORATIONS: Gameweaver.com Inc.
(A Nevada corporation)

Inform Media Group Inc.
(A Colorado corporation)

SURVIVING CORPORATION: Gameweaver.com Inc.
(A Nevada corporation)

(2) A Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 92A.180 of the Nevada Revised Statutes.

(3) In accordance with NRS 92A.180, the shareholders of Gameweaver.com Inc. were not required to approve the Plan of Merger.

In accordance with NRS 92A.180, the shareholders of Inform Media Group Inc. were not required to approve the Plan of Merger.

(4) Not applicable

(5) Article I of the Articles of Incorporation of the Surviving Corporation shall be amended as follows:

ARTICLE I

NAME

The name of the Corporation will be Inform Media Group Inc.

(6) A copy of the Plan of Merger is attached.

DATED: March 15, 2002

GAMEWEAVER.COM INC.

By ______________________
Richard Wilk/President

INFORM MEDIA GROUP INC.

By ______________________
Richard Wilk/President

Gameweaver Cert. of Merger 3-02

03/22/2002 10:42A EHR325 FY02-080-64656

PLAN OF MERGER

(a) CONSTITUENT CORPORATIONS:

Gameweaver.com Inc.
(A Nevada corporation)

Inform Media Group Inc.
(A Colorado corporation)

Gameweaver.com Inc. ("Gameweaver") has only one class of stock outstanding, that being common stock. Gameweaver has 7,404,675 shares of common stock outstanding, with each share entitled to one vote.

Inform Media Group Inc. ("IMG") has only one class of stock outstanding, that being common stock. IMG has 100 shares of common stock issued and outstanding, with each share entitled to one vote. Gameweaver owns all of the issued and outstanding shares of IMG.

(b) SURVIVING CORPORATION:

Gameweaver.com Inc.
(A Nevada corporation)

(c) Effective as of the date of the merger, (i) all shares of IMG shall be cancelled, (ii) all assets of IMG shall become assets of Gameweaver, (iii) all liabilities of IMG shall be assumed by Gameweaver, (iv) IMG shall cease to exist and (v) Gameweaver's name will be changed to: Inform Media Group, Inc.

(d) IMG agrees that it may be served with process in Colorado, by registered or certified mail (return receipt requested) in any proceeding for enforcement of any obligation of IMG in Colorado, as well as for the enforcement of any obligation of IMG arising from the merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to Sections 7-113-101 through 7-113-302 of the Colorado Business Corporation Act.

GAMEWEAVER.COM, INC.,
INFORM MEDIA GROUP, INC. and
ACQUISITION MEDIA, INC.
NAME CHANGES & CUSIP NUMBER CHANGES

MARCH 15, 2002: GAMEWEAVER.COM, INC. changed its name to INFORM MEDIA GROUP, INC. *(Documentation completed by Bill Hart).* It appears that INFORM MEDIA GROUP, INC. did not apply for a new Cusip No. but continued to operate under the old Gameweaver.com, Inc. Cusip No. 36466J109.

AUGUST 13, 2002: INFORM MEDIA GROUP, INC. changed its name to ACQUISITION MEDIA, INC. *(Documentation completed by Randall Lanham).* New Cusip No. 458057106 *(However the stock is trading under the name: Insurance Replacement Center, Inc.).*

Randall Lanham had attempted to change the name of INFORM MEDIA GROUP, INC. to INSURANCE REPLACEMENT CENTER, INC. but found out that the name was not available in the State of Nevada. It appears however that he got the Cusip No. issued under the name of the INSURANCE REPLACEMENT CENTER, INC. before he found out that the name was not available for the Company. It appears he forgot to change the trading name to ACQUISITION MEDIA, INC.

(Randall Lanham in fact got the Board of Directors Minutes signed changing the name of the Company to INSURANCE REPLACEMENT CENTER, INC. and it was probably these Minutes he used to get the Cusip No. issued under the INSURANCE REPLACEMENT CENTER, INC.)

The Company had issued the following restricted common stock for acquisitions that were in fact terminated *(rescinded in year 2002).*

- *1,000,000 shares to INFORM ONLINE, INC.*
- *2,500,000 shares to PACIFIC E-LINK CORPORATION*

We have provided Pacific Stock Transfer with all the Termination Documents and Director's Minutes authorizing the rescindation of the acquisition agreements and the cancellation of the shares, but to date, Pacific Stock Transfer will not cancel the shares because of the NAME CHANGE & CUSIP NUMBER DISCREPANCIES.

(9/50)

FILED # C 638-86

AUG 1 3 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

(After Issuance of Stock)

INFORM MEDIA GROUP, INC.

Name of Corporation

We the undersigned RICHARD WILK (President) and MINU STINSON (Secretary)

of INFORM MEDIA GROUP, INC. do hereby certify:

That the Board of directors of said corporation at a meeting duly convened, held on the 1st day of August, 2002 adopted a resolution to amend the original articles as follows:

Article FIRST is hereby amended to read as follows:

FIRST. The name of the corporation is:

ACQUISITION MEDIA INC.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 7,514,681; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.



President



Secretary

CERTIFICATE OF MERGER

FILED # C 638-86

AUG 2 2 2003

IN THE OFFICE OF DEAN HELLER, SECRETARY OF STATE

(1) CONSTITUENT CORPORATIONS: Acquisition Media Inc. (A Nevada corporation)

Actionview International Inc. (A Colorado corporation)

SURVIVING CORPORATION: Acquisition Media Inc. (A Nevada corporation)

(2) A Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 92A.180 of the Nevada Revised Statutes.

(3) In accordance with NRS 92A.180, the shareholders of Acquisition Media Inc. were not required to approve the Plan of Merger.

In accordance with NRS 92A.180, the shareholders of Actionview International Inc. were not required to approve the Plan of Merger.

(4) Not applicable

(5) Article I of the Articles of Incorporation of the Surviving Corporation shall be amended as follows:

ARTICLE I

NAME

The name of the Corporation will be Actionview International Inc.

(6) A copy of the Plan of Merger is attached.

DATED: August 20, 2003

ACQUISITION MEDIA INC.

By ____________________
Richard Wilk, President

ACTIONVIEW INTERNATIONAL INC.

By ____________________
Richard Wilk, President

Acquisition Media Cert of Merger to Actionview 8-20-03

PLAN OF MERGER

(a) CONSTITUENT CORPORATIONS:

Acquisition Media Inc.
(A Nevada corporation)

Actionview International Inc.
(A Colorado corporation)

Acquisition Media Inc. ("AMI") has only one class of stock outstanding, that being common stock. AMI has 4,989,674 shares of common stock outstanding, with each share entitled to one vote.

Actionview International Inc. ("Actionview") has only one class of stock outstanding, that being common stock. Actionview has 100 shares of common stock issued and outstanding, with each share entitled to one vote. AMI owns all of the issued and outstanding shares of Actionview.

(b) SURVIVING CORPORATION:

Acquisition Media Inc.
(A Nevada corporation)

(c) Effective as of the date of the merger, (i) all shares of Actionview shall be cancelled, (ii) all assets of Actionview shall become assets of AMI, (iii) all liabilities of Actionview shall be assumed by AMI, (iv) Actionview shall cease to exist and (v) AMI's name will be changed to: Actionview International Inc.

(d) Actionview agrees that it may be served with process in Colorado, by registered or certified mail (return receipt requested) in any proceeding for enforcement of any obligation of Actionview in Colorado, as well as for the enforcement of any obligation of Actionview arising from the merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to Sections 7-113-101 through 7-113-302 of the Colorado Business Corporation Act.

**ACTION BY THE WRITTEN CONSENT
OF THE DIRECTORS OF
ACQUISITION MEDIA INC.**

The foregoing resolution was adopted to be effective August 20, 2003.

BE IT RESOLVED that the Plan of Merger between this Corporation and Actionview International Inc. be and hereby is approved.



Richard Wilk



Miju Stinson

RESIGNATION AS DIRECTOR, PRESIDENT AND PRINCIPAL FINANCIAL OFFICER

TO: ACQUISITION MEDIA, INC. (the "Company")

AND TO: THE DIRECTORS THEREOF

I hereby resign as Director, President and Principal Financial Officer of the Company said resignation to be effective from the date hereof.

DATED as of the 25th day of August, 2003.



RICHARD WILK

RESIGNATION AS DIRECTOR AND SECRETARY

TO: ACQUISITION MEDIA, INC. (the "Company")

AND TO: THE DIRECTORS THEREOF

I hereby resign as Director and Secretary of the Company said resignation to be effective from the date hereof.

DATED as of the 25th day of August, 2003.



MIJU STINSON

RESOLUTIONS CONSENTED TO IN WRITING BY ALL OF THE DIRECTORS OF ACQUISITION MEDIA, INC.

Pursuant to the By-laws of **ACQUISITION MEDIA, INC.** (the "Company"), the undersigned, being all of the Directors of the Company, do hereby consent to and approve the following resolutions:

WHEREAS the Company's subsidiary, 6126421 Canada Ltd. (the "Subsidiary"), has entered into a Share Purchase and Share Exchange Agreement and schedules thereto (the "ActionView Agreement") dated effective August 18, 2003 whereby the Subsidiary will acquire all of the issued and outstanding shares (the "Shares") of ActionView Advertising Systems, Inc. ("ActionView") from ActionView's existing shareholders (the "ActionView Shareholders");

AND WHEREAS the ActionView Agreement provides for appointment of two persons, Rick Mari and Christopher Stringer, as directors of the Company and they have consented to so act;

AND WHEREAS Richard Wilk has resigned as Director, President and Principal Financial Officer of the Company

AND WHEREAS Miju Stinson has resigned as Director and Secretary of the Company

1. APPOINTMENT OF CHRISTOPHER STRINGER AS DIRECTOR AND OFFICER

RESOLVED THAT Christopher Stringer be appointed as Director and President of the Company in place of Richard Wilk; and

RESOLVED THAT Christopher Stringer also be appointed as the Chief Financial Officer ("CFO") of the Company.

2. APPOINTMENT OF RICK MARI AS DIRECTOR AND OFFICER

RESOLVED THAT Rick Mari be appointed as Director and Secretary in place of Miju Stinson; and

RESOLVED THAT Rick Mari also be appointed as Chief Executive Officer ("CEO") of the Company.

4. EXECUTION IN COUNTERPART

RESOLVED THAT these resolutions may be signed by the Directors of the Company in as many counterparts as may be necessary, including by facsimile, each of which so signed shall be deemed

to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

The foregoing resolutions are deemed to have been passed on the 25th day of August, 2003 by all of the directors of Acquisition Media, Inc.



RICHARD WILK



MIJU STINSON

We consent to the appointment referenced above:

RICK MARI

CHRISTOPHER STRINGER

RESOLUTIONS CONSENTED TO IN WRITING BY ALL OF THE DIRECTORS OF ACQUISITION MEDIA, INC.

Pursuant to the By-laws of **ACQUISITION MEDIA, INC.** (the "Company"), the undersigned, being all of the Directors of the Company, do hereby consent to and approve the following resolutions:

1. SHARE PURCHASE AND SHARE EXCHANGE AGREEMENT

WHEREAS the Company's subsidiary, 6126421 Canada Ltd. (the "Subsidiary"), has entered into a Share Purchase and Share Exchange Agreement and schedules thereto (the "ActionView Agreement") dated effective August 18, 2003 whereby the Subsidiary will acquire all of the issued and outstanding shares (the "Shares") of ActionView Advertising Systems, Inc. ("ActionView") from ActionView's existing shareholders (the "ActionView Shareholders")

AND WHEREAS the ActionView Agreement provides for the purchase of certain intellectual property rights (the "Rights") from two principals of ActionView, Rick Mari and Christopher Stringer (the "Principals")

AND WHEREAS the terms of the ActionView Agreement require that, as a condition of the Subsidiary's purchase of the Shares from the ActionView Shareholders and the purchase of the Rights from the Principals, the Company provide certain support to its Subsidiary, as more fully described in the support agreement attached as a schedule to the ActionView Agreement

AND WHEREAS the Directors of the Company, having performed due diligence on the business and affairs, including the financial affairs, of ActionView and have concluded that the ActionView Agreement is in the Company's best interest;

AND WHEREAS the ActionView Agreement calls for:

(a) the issuance to CD Farber Law Corporation of 8,750,000 common shares of the Company, in trust, as part of the transactions contemplated by the ActionView Agreement; and

(b) the execution of a Voting Trust Agreement and a Support Agreement (which are schedules to the ActionView Agreement).

2. ALLOTMENT OF SHARES

RESOLVED THAT the following shares be and they are hereby issued and allotted as follows:

SUBSCRIBER	NO. & CLASS OF SHARES
CD Farber Law Corporation, In Trust	8,750,000

RESOLVED THAT upon full payment being received by the Company, being the sum of $87.50, the share certificate representing these shares be issued by the Company's Trust and Transfer Agent.

RESOLVED THAT any one or more of the Company's Directors and Officers be empowered to take all corporate acts necessary to issue these shares, including the execution of a Treasury Order instructing the Company's Trust and Transfer Agent.

3. EXECUTION OF ACTIONVIEW AGREEMENT, VOTING TRUST AGREEMENT AND SUPPORT AGREEMENT

RESOLVED THAT any one or more of the Company's Directors and Officers be empowered to execute the ActionView Agreement and the Voting Trust Agreement and Support Agreement which are schedules to the ActionView Agreement.

4. EXECUTION IN COUNTERPART

BE IT RESOLVED that these resolutions may be signed by the Directors of the Company in as many counterparts as may be necessary, including by facsimile, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

The foregoing resolutions are deemed to have been passed on the 18th day of August, 2003 by all of the directors of Acquisition Media, Inc.



RICHARD WILK



MIJU STINSON

MEMORANDUM OF UNDERSTANDING

June 25, 2003

ActionView Advertising Systems Inc.
#210 – 2323 Quebec Street
Vancouver, British Columbia
Canada V5T 3A3

Dear Sirs:

Re: Acquisition of ActionView Advertising Systems Inc. called ("ActionView") by Acquisition Media, Inc.

This letter of intent sets out the general terms and conditions of the proposed acquisition by Acquisition Media, Inc. (the "Company") of 100% of the issued and outstanding common shares (the "ActionView Shares") of ActionView Advertising Systems Inc. ("ActionView") from the shareholders of ActionView (the "Shareholders") pro rata in accordance with their shareholdings in ActionView.

The purpose of this letter is to set out sufficient details of the acquisition of the Shares (the "Acquisition" in order that a comprehensive acquisition agreement (the "Agreement") may be prepared and executed by the Company, ActionView and the Shareholders, within 30 days of the date first written above. This letter establishes an obligation on each party to negotiate in good faith with a view to concluding the Agreement and the various obligations contemplated among the parties.

1. **Summary of the Transaction**

1.1 It is intended that the Company will issue an aggregate of approximately 8,750,000 common shares (the "Company Shares") in exchange for 100% of ActionView Shares

2. **Transaction Terms**

2.1 Subject to Paragraph 3, the Company will purchase from the Shareholders 100% of the ActionView Shares upon the closing of the Acquisition (the "Closing"). It is estimated that the Company will have 13,739,674 common shares issued and outstanding on Closing.

2.2 As consideration for the ActionView Shares, the Company will issue from treasury as fully paid and non-assessable shares the Company Shares, or such other number of Company Shares on terms which are agreed upon by both parties.

2.3 Immediately following the Closing, the Board of Directors of Acquisition Media, Inc. will be Rick Mari, Chris Stringer and Bruce Horton.

2.4 Right to rescind: If ActionView does not provide audited financial statements for the years ended June 30, 2002 and June 30, 2003 within sixty (60) days of the Closing, then the Company, at its option may rescind this agreement.

3. **Conditions Precedent**

3.1 The Closing of the Acquisition will be conditional upon the following:

(a) the completion by each of the Company and ActionView of, to their respective satisfaction, a due diligence review of the other company and its respective business, such review to be concluded on or before June 30, 2003;

(b) the approvals of the board of directors of each of the Company and ActionView, to the Acquisition to be obtained on or before July 1, 2003;

(c) there being no order, ruling, judgment or decree in effect which would enjoin or prohibit the Qualifying Transaction.

Representations, Warranties and Acknowledgements

4.1 The Shareholders will provide customary representations and warranties in the Agreement, including that:

(a) they are the registered and beneficial owners of the ActionView Shares, free and clear of all mortgages, encumbrances or other claims;

(b) they have the power and capacity to enter into the Agreement and fulfil their obligations thereunder and the completion of the transactions contemplated in the Agreement will not constitute a violation of or default under or conflict with any contract, commitment or restriction to which any of them is a party or is bound;

(c) no proceedings are pending and the Shareholders are unaware of any basis for the institution of any proceedings leading to the placing of the Shareholder making the representations into bankruptcy or subject to any other laws governing the affairs of insolvent persons; and

(d) the Shareholders acknowledge that, under the United States of America Securities Act, the Company Shares may be subject to a hold period commencing from the Closing of the Acquisition, and in addition the ActionView Shares will be subject to a one year hold and then can be sold subject to Rule 144 of the Securities Act.

4.2 ActionView will provide customary representations and warranties in the Agreement, including that:

(a) it has full power and authority to enter into the Agreement;

(b) it is a valid and subsisting corporation in good standing under the laws of the jurisdiction of its incorporation;

(c) neither the execution and delivery of the Agreement nor the consummation of the transactions contemplated by the Agreement will (a) conflict with, result in a breach of or accelerate the performance required by any agreement to which ActionView is a party, or (b) violate or result in the breach of the laws of any applicable jurisdiction or of ActionView's constating documents;

(d) there is no litigation or other proceeding or inquiry pending or threatened relating to ActionView;

(e) the financial statements of ActionView are true and accurate as of the date thereof and there have been no adverse changes to the business of ActionView since that date.

4.3 The Company will provide customary representations and warranties in the Agreement, including that:

(a) it has full power and authority to enter into the Agreement;

(b) it is a valid and subsisting corporation in good standing under the laws of the State of Nevada;

(c) neither the execution and delivery of the Agreement nor the consummation of the transactions contemplated by the Agreement will (a) conflict with, result in a breach of or accelerate the performance required by any agreement to which the Company is a party, or (b) violate or result in the breach of the laws of any applicable jurisdiction or of the Company's constating documents;

(d) it is a reporting issuer pursuant to the *Securities Act* and the Company's common shares are listed for trading on the OTC:BB;

(e) the Company Shares will be issued to the Shareholders as fully paid and non-assessable;

(f) the Company's capital structure consists of 4,989,674 issued and outstanding common shares; and

(g) as of the date hereof, all of the assets of the Company are reflected on the audited balance sheet as of Dec. 31, 2002 and its unaudited balance sheet as of March 31, 2003 attached hereto collectively as Schedule "A".

4.4 Subject to any provisions in the Agreement to the contrary, the representations, warranties and covenants of the parties will be a condition on which the parties will have relied on in entering into the Agreement and will survive the distribution of the Company Shares to the Shareholders.

5. **Closing and Standstill**

5.1 The parties will use their reasonable best efforts to close the Acquisition by no later than July 1, 2003 or as soon as reasonably practicable thereafter. At Closing, the parties will deliver such documentation as may be reasonably requested by the other party's counsel to effect the Acquisition as contemplated in the Agreement.

5.2 Until the Closing occurs, or until otherwise mutually agreed to by the parties in writing the parties agree as follows:

(a) ActionView hereby agrees during the currency of the letter, to take all necessary steps to ensure that ActionView does not sell its assets (excluding signs in inventory sold during the normal course of business).

(b) Each party shall keep confidential any information obtained in connection with the transactions contemplated herein, unless such information has been rightfully obtained from a third party or is generally available to the public, and the parties hereto agree to enter into such form of confidentiality and non-competition agreement as may be satisfactory to each of their legal counsel. If the proposed transactions herein are not completed, the Company, ActionView and their respective representatives shall return each to the other and their respective representatives any records or copies thereof which any one of them may have obtained in connection with the review of the business of either the Company or ActionView. In the event that public disclosure is required to be made by any, it shall be agreed by all parties, including, without limitation, approval as to form and content.

(c) The Company shall provide ActionView and its representatives with access to financial and other information so that ActionView may reasonably be informed as to the liability of the business arrangements contemplated in this letter agreement. In addition, ActionView shall provide the Company and its representatives with access to financial and other information relating to ActionView as may be reasonably necessary in order for them to make informed decisions as to the viability of the business arrangements contemplated herein.

(d) The Company and ActionView will each refrain from contacting, undertaking negotiations with or providing any information in connection with the transactions

contemplated to any third party for any purpose including pursuing another transaction or series of transactions similar to the ones contemplated herein.

(c) The Company shall not, during the term of this letter agreement, attempt to sell any of its assets or shares to any other party, either directly or indirectly, and shall not issue any securities of the Company.

5.3 If the Acquisition has not closed by July 1, 2003 and the parties have made reasonable commercial efforts to complete same, then the parties shall consent to such further extensions as may be required in order to close the Acquisition.

6. **Binding Provisions**

6.1 The parties acknowledge that this letter of intent does not constitute an obligation binding on either party except for Sections 5.2 and 6.1.

7. **Miscellaneous**

7.1 The parties hereto understand and agree that Reg Labonte of the firm of Labonte & Company acts for the Company in the preparation and settling of this letter agreement and not for the interests of any director, or individual Shareholder. Each of the Shareholders will be responsible for the expenses of their respective professional advisors.

7.2 Time will be of the essence in the performance of the Agreement.

7.3 This letter may be signed in counterparts and by facsimile copies of which together will be deemed to constitute one document.

7.4 This letter of intent shall be governed and interpreted and enforced in accordance with the laws of the Province of British Columbia.

7.5 All dollar amounts herein are in U.S. dollar currency.

If these general terms and conditions are acceptable to you, please sign the duplicate copy of this letter and return it to us by no later than 4:30 p.m. (Vancouver time) on June 18, 2003. Immediately upon receipt, we will instruct our legal counsel to prepare an initial draft of the Agreement and related documents for review by ActionView and its legal counsel.

Acquisition Media, Inc.

Per:________________________
Authorized Signatory

ActionView Advertising Systems Inc.



Per:________________________
Authorized Signatory

Per:________________________
Authorized Signatory



contemplated to any third party for any purpose including pursuing another transaction or series of transactions similar to the ones contemplated herein.

(c) The Company shall not, during the term of this letter agreement, attempt to sell any of its assets or shares to any other party, either directly or indirectly, and shall not issue any securities of the Company.

5.3 If the Acquisition has not closed by July 1, 2003 and the parties have made reasonable commercial efforts to complete same, then the parties shall consent to such further extensions as may be required in order to close the Acquisition.

6. **Binding Provisions**

6.1 The parties acknowledge that this letter of intent does not constitute an obligation binding on either party except for Sections 5.2 and 6.1.

7. **Miscellaneous**

7.1 The parties hereto understand and agree that Reg Labonte of the firm of Labonte & Company acts for the Company in the preparation and settling of this letter agreement and not for the interests of any director, or individual Shareholder. Each of the Shareholders will be responsible for the expenses of their respective professional advisors.

7.2 Time will be of the essence in the performance of the Agreement.

7.3 This letter may be signed in counterparts and by facsimile copies of which together will be deemed to constitute one document.

7.4 This letter of intent shall be governed and interpreted and enforced in accordance with the laws of the Province of British Columbia.

7.5 All dollar amounts herein are in U.S. dollar currency.

If these general terms and conditions are acceptable to you, please sign the duplicate copy of this letter and return it to us by no later than 4:30 p.m. (Vancouver time) on June 18, 2003. Immediately upon receipt, we will instruct our legal counsel to prepare an initial draft of the Agreement and related documents for review by ActionView and its legal counsel.

Acquisition Media, Inc.



Per: ______________________
Authorized Signatory

ActionView Advertising Systems Inc.

Per: ______________________
Authorized Signatory

Per: ______________________
Authorized Signatory

CERTIFICATE OF MERGER

FILED # C 638-86

AUG 2 2 2003

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

(1) CONSTITUENT CORPORATIONS: Acquisition Media Inc. (A Nevada corporation)

Actionview International Inc. (A Colorado corporation)

SURVIVING CORPORATION: Acquisition Media Inc. (A Nevada corporation)

(2) A Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 92A.180 of the Nevada Revised Statutes.

(3) In accordance with NRS 92A.180, the shareholders of Acquisition Media Inc. were not required to approve the Plan of Merger.

In accordance with NRS 92A.180, the shareholders of Actionview International Inc. were not required to approve the Plan of Merger.

(4) Not applicable

(5) Article I of the Articles of Incorporation of the Surviving Corporation shall be amended as follows:

ARTICLE I

NAME

The name of the Corporation will be Actionview International Inc.

(6) A copy of the Plan of Merger is attached.

DATED: August 20, 2003

ACQUISITION MEDIA INC.

By ______________________
Richard Wilk, President

ACTIONVIEW INTERNATIONAL INC.

By ______________________
Richard Wilk, President



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 00001490605-95
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/22/2007 11:00 AM
	Entity Number C638-1986

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

ACTIONVIEW INTERNATIONAL, INC.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE IV - STOCK

The aggregate number of shares which this corporation shall have authority to issue is 1,000,000,000 shares of Common Stock having a par value of $0.001 per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 31,508,736 50.82%

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07


090201



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

ACTIONVIEW INTERNATIONA, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

The aggregate authorized capital stock of the corporation is 5,050,000,000 shares, $0.001 par value, of which 5,000,000,000 shares are designated Common Stock and 50,000,000 shares are designated Preferred Stock. Fully paid stock of the corporation shall not be liable to any further call or assessment.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 216,000,000 (75%)

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X  - Chairman

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT 2.2

BY-LAWS

OF

ACTIOVIEW INTERNATIONAL, INC.

A NEVADA CORPORATION

ARTICLE ONE

OFFICES

Section 1.1 Registered Office - The registered office of this corporation shall be in the County of Carson City, State of Nevada.

Section 1.2 Other Offices - The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE TWO

MEETINGS OF STOCKHOLDERS

Section 2.1 Place - All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.2 Annual Meetings - Notwithstanding anything to the contrary in the Articles of the corporation, annual meetings of the stockholders shall, for each year in which they are actually held, be within five months of the corporation's year end or at such other time as may be set by the Board of Directors from time to time. The Directors, in their discretion, may determine not to hold an annual meeting of the stockholders unless a stockholder specifically requests a meeting. At each meeting, the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2.3 Special Meetings - Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 2.4 Notices of Meetings - Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2.5 Purposes of Meetings - Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.6 Quorum – Two holders of stock which is issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.7 Voting - When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.8 Share Voting - Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Section 2.9 Proxy - At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instruments in writing shall designate two or more persons to act as proxies, a majority of such

persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the posers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 2.10 Written Consent in Lieu of Meeting - Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statues or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE THREE

DIRECTORS

Section 3.1 Powers - The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3.2 Number of Directors - The number of directors which shall constitute the whole board shall be three (3). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.3 Vacancies - Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement file with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall be filled only by the stockholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased,

or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

ARTICLE FOUR

MEETINGS OF THE BOARD OF DIRECTORS

Section 4.1 Place - Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 4.2 First Meeting - The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 4.3 Regular Meetings - Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4.4 Special Meetings - Special Meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as is shown upon the records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered through the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to

the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 4.5 Notice - Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 4.6 Waiver - The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.7 Quorum - A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

Section 4.8 Adjournment - A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

ARTICLE FIVE

COMMITTEES OF DIRECTORS

Section 5.1 Power to Designate - The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it (although nothing in these By-Laws shall be deemed to create such a requirement). Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of

business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 5.2 Regular Minutes - The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 5.3 Written Consent - Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE SIX

COMPENSATION OF DIRECTORS

Section 6.1 Compensation - The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

ARTICLE SEVEN

NOTICES

Section 7.1 Notice - Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 7.2 Consent - Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meetings shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approve and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 7.3 Waiver of Notice - Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE EIGHT

OFFICERS

Section 8.1 Appointment of Officers - The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices

Section 8.2 Time of Appointment - The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a President, a Secretary and a Treasurer, none of whom need be directors.

Section 8.3 Additional Officers - The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 8.4 Salaries - The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 8.5 Vacancies - The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

Section 8.6 Chairman of the Board - The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 8.7 Vice-Chairman - The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 8.8 President - The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and

execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

Section 8.9 Vice-President - The Vice-President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 8.10 Secretary - The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

Section 8.11 Assistant Secretaries - The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 8.12 Treasurer - The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

Section 8.13 Surety - If required by the Board of Directors, he shall give the corporation a bond in such sum and with such sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from the office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 8.14 Assistant Treasurer - The Assistant Treasurer (if one is appointed) in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in

the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

ARTICLE NINE

CERTIFICATES OF STOCK

Section 9.1 Share Certificates - Every stockholder shall be entitled to have a certificate signed by any two of the President, Vice-President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issued more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issued to represent such stock.

Section 9.2 Transfer Agents - If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 9.3 Lost or Stolen Certificates - The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit to that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 9.4 Share Transfers - Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Where certificates for

shares issued without registration under the Securities Act of 1933 are surrendered to the corporation or the transfer agent of the corporation for transfer, the corporation shall not transfer the shares represented thereby until it is satisfied that the transfer is made in accordance with the Securities Act of 1933 or an exemption from registration thereunder (such as Regulation S or Rule 144) and has also satisfied itself that the owner has complied with all applicable laws, statutes and regulations including, where applicable, Regulations S, D and M and Rule 144.

Section 9.5 Voting Shareholder - The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitle to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to five such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record dated fixed as aforesaid.

Section 9.6 Shareholders Record - The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE TEN

GENERAL PROVISIONS

Section 10.1 Dividends - Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in case, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 10.2 Reserves - Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conductive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 10.3 Cheques - All cheques or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 10.4 Fiscal Year - The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 10.5 Corporate Seal - The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the Corporation and the words Corporate Seals and Nevada. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced. If the corporation has a seal, that seal is not necessary to make binding upon the corporation any signature of a director or officer.

ARTICLE ELEVEN

INDEMNIFICATION

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys fees, judgements, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article. Such right of indemnification shall not extend to a liability of a director under the Securities Act of 1933 where, in the opinion of the SEC, it would be contrary to public policy to indemnify a director.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the

request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ARTICLE TWELVE

AMENDMENTS

Section 12.1 By Shareholder - The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 12.2 By Board of Directors - The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED effective the 25th day of March, 2005.



Secretary

EXHIBIT 4.1

SUBSCRIPTION AGREEMENT

ActionView International, Inc.

Gentlemen:

1. Purchase. Subject to the terms and conditions hereof, the Undersigned hereby irrevocably subscribes to purchase a certain number of shares of common stock of ActionView, Inc. (the "Company") at the purchase price hereinbelow indicated and pursuant to the terms and conditions set for in Form 1-A with its accompanying Exhibits, as filed by the Company. The Undersigned understands that the common shares will not be registered or qualified under federal or state securities laws in reliance upon exemptions therefrom. The Undersigned makes the following representations for the purpose of inducing the Corporation to permit the Undersigned to acquire the common shares for which the Undersigned hereby subscribes:

I further represent and warrant to the COMPANY as follows:

1. The Company's Right to Accept or Reject. The Undersigned acknowledges that the Company reserves the right to accept or reject any Subscription in its sole discretion, in whole, or in part.

2. Review of Risk Factors. By execution of this Subscription Agreement, the Undersigned acknowledges having read, understood, and agreed to the provisions contained herein and in the Risk Factors contained in the ActionView Form 1-A with its associated Offering Circular (the "Form 1-A").

3. Representations and Warranties. The Undersigned hereby makes the following representations and warranties to the Corporation:

3.1 The Undersigned has received and carefully reviewed the Form 1-A.

3.2 The Undersigned has had a reasonable opportunity to ask questions of, and receive answers from, the Company and its officers and all such questions have been answered to the full satisfaction of the Undersigned. No oral representation has been made or oral information furnished to the Undersigned in connection with the offering which was in any way inconsistent with the Risk Factors. At no time was the Undersigned presented with, or solicited by, any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement, or any other form of general advertising or solicitation.

3.3 The Undersigned has the knowledge and experience in financial and business matters so as to enable the Undersigned to evaluate the merits and risks of the investment represented by the offering. The Undersigned recognizes that an investment in the offering involves special risks, including those set forth in the Risk Factors.

3.4 The Undersigned is acquiring the common shares for the Undersigned's own account, or the one or more fiduciary accounts over which the Undersigned has sole investment discretion. The Undersigned is acquiring such common shares without a view to, and not for, resale in connection with a distribution of the common shares within the meaning of the Securities Act of 1933, as amended ("1933 Act"). The Undersigned hereby covenants and agrees that the Undersigned shall not sell any of the common shares in violation of the 1933 Act.

3.5 The Undersigned understands that the common shares are not being registered under the 1933 Act or qualified under any state securities laws. The Undersigned agrees not to transfer any of such securities unless such transfer has been registered under the 1933 Act and qualified under applicable state securities laws or unless, in the opinion of transferor's counsel satisfactory to the Company, such a transaction is exempt from registration under the Act and qualification under any applicable state securities laws. The Undersigned understands that the availability of an exemption in the future will depend in part upon circumstances outside of the control of the Undersigned.

3.6 The Undersigned further certifies and acknowledges as follows:

(a) The Undersigned has adequate means of providing for the Undersigned's current needs and possible personal contingencies, and the Undersigned has no need for liquidity of the Undersigned's investment in the common shares;

(b) The Undersigned has a net worth sufficient to bear the risk of losing the Undersigned's entire investment; further, each and every representation set forth herein is true and correct; and

(c) The Undersigned does not have an overall commitment to non-readily marketable investments which is disproportionate to the Undersigned's net worth, and the investment subscribed for herein will not cause such overall commitment to become excessive.

3.7 The address set forth herein is the Undersigned's true and correct residence and the Undersigned has no present intention of becoming a resident of any other state or jurisdiction.

3.8 It has never been guaranteed or warranted to the Undersigned by the Corporation, its officers, or directors, or by any other person, expressly or by implication, that:

(a) The Undersigned will receive any approximate or exact amount of return or other type of consideration, profit, or loss as a result of an investment in the common shares, or

(b) the past performance or experience on the part of the Corporation, any director, officer, or any affiliate, will in any way indicate or predict the results of the ownership of the common shares or of the overall success of the Company.

3.9 In the event that the Undersigned is an individual, the Undersigned represents that he or she is over twenty-one (21) years of age and is a bona fide citizen or permanent resident of the United States.

3.10 If the Undersigned is more than one person, the obligations of the Undersigned shall be joint and severable and the representations and warranties herein contained shall be deemed or be made by, and to be binding upon such person, and ownership of the common shares subscribed by the Undersigned shall be as set forth on the Subscription Agreement Signature Page.

3.11 If the Undersigned is the trustee of a revocable *inter vivos* trust, the Undersigned represents that he or she is the sole and true party in interest and is acquiring the common shares for the account of a revocable trust of which he or she and/or other members of his or her immediate family are the sole beneficiaries during his or their lifetime(s).

3.12 In the event that the Undersigned is signing on behalf of a trust, the Undersigned: (1) is authorized and otherwise duly qualified to purchase and hold the common shares, (2) has its principal place of business at its residence address set forth on the signature page hereof, (3) has not been formed for the specific purpose of acquiring the common shares. The person executing this Subscription Agreement and all other documents related to the Offering hereby represents that such person is duly authorized to execute all such documents on behalf of the entity. IF THE UNDERSIGNED IS ONE OF THE AFOREMENTIONED ENTITIES, IT HEREBY AGREES TO SUPPLY ANY ADDITIONAL WRITTEN INFORMATION THAT MAY BE REQUIRED BY THE COMPANY.

3.13 If there should be any adverse change in the representations and information set forth herein prior to the Company's acceptance or rejection of this Subscription, the Undersigned will immediately notify the Company of such change.

3.14 The Undersigned realizes that this Subscription Agreement does not constitute an offer by the Company to sell common shares but is merely a request for information. The Undersigned understands that the Company reserves the right to reject subscriptions in whole or in part.

3.15 The Undersigned represents that the only consideration given for payment of the common shares is as set forth in this Agreement.

3.16 At the request of the Company, the Undersigned will promptly execute such other instrument or documents as may be reasonably required in connection with the purchase of the common shares. The Undersigned hereby agrees that the

representations and warranties set forth in this Subscription Agreement shall survive the acceptance hereof by the Company and shall be binding upon the heirs, executors, administrators, successors, and assigns to the Undersigned, but that this Subscription is not voluntarily transferable or assignable by the Undersigned. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

4. Registration

The Undersigned requests that and securities issued hereunder be registered with title to be held as follows:

____________ Individual Ownership

____________ Tenants in Common (Each Owner must sign)

____________ Community Property (Both Spouses or both Partners must sign)

____________ Joint Tenants With Right of Survivorship (Each Owner must sign)

____________ Trust

____________ Separate Property

5. Acceptance

This Subscription is subject to final acceptance by the Company, to be evidenced by the signature of an officer of the Company as set forth on the Subscription Agreement Signature Page below.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Undersigned has executed this Subscription Agreement as set forth below.

____
PRINT NAME OF INVESTOR

By ______________________________ ________________ ____________________
(Signature of Individual) (Date) (Social Security Number)

Address: ____

____

Telephone No.: (______) ____________________

____
PRINT NAME OF SPOUSE/PARTNER

______________________________ ________________
(Signature of Spouse/Partner) (Date)

TOTAL NUMBER OF COMMON SHARES: ______________
(MINIMUM PURCHASE PRICE IS $0.00125 PER SHARE; MAXIMUM PURCHASE PRICE IS $0.10 PER SHARE)

$ ____________________________
TOTAL PURCHASE PRICE

****

ACCEPTANCE

ACTIONVIEW INTERNATIONAL, INC. ACCEPTS THE SUBSCRIPTION HEREIN AS OF

____
(Date)

____

(AUTHORIZED SIGNATURE)

EXHIBIT 11.1

dolkartlaw
1750 Kettner Blvd., Suite 416
San Diego, CA 92101
Tel: (702) 275-2181
Fax: (619) 684-3512
john@dolkartlaw.com

March 7, 2010

ActionView International, Inc. [AVEW]
29970 Technology Dr., #203
Murrieta, CA 92563

Re: <u>Legal Opinion On AVEW Regulation A Offering</u>

To Whom It May Concern:

I have been asked to render an opinion pursuant to Regulation A, 17 CFR 230.251 et seq. of the Securities Act of 1933. More specifically, the requesting party who is also the issuer is seeking to raise capital by selling and issuing shares of common stock which are exempt from registration under Section 3(b) of the 1933 Securities Act ("the '33 Act). This particular exemption is commonly referred to as a "Reg A Filing" and this opinion is intended to be limited to the legality of the securities which are covered by the Offering Statement (Form 1-A); whether they will, when sold, be legally issued, fully paid and non-assessable.

In this regard, I have carefully reviewed the forms and documents prepared by ActionView as the Issuer which are to be filed with the SEC, and which are required in order to be compliant with Section 251 et seq. of Regulation A of the '33 Act. The primary application form, Form 1-A appears to be complete, and all questions have been addressed by the applicant company. Further, to complete the required documents pursuant to Reg A, I have reviewed the Subscription Agreement which is to be completed by any and all interested purchasers of the stock being issued in this Reg A offering, and the exhibits listing the various amendments to the Articles of Incorporation pertaining to numerous name changes from date of initial charter to the present. Additionally, included with the filing and Offering Circular (Form 1-A) is the Amendment to the Articles which increases the authorized capital stock of the company to 5,050,000,000 shares, with 5,000,000,000 being allocated to common shares and 50,000,000 allocated to Preferred Shares.

These documents, forms and exhibits appear to satisfy the requirements pursuant to Regulation A. Further, the Securities (Common Shares) being made available for issuance under this Reg A offering and filing appear to have been properly authorized as reflected in the Certificate of Amendment to the Articles of Incorporation. After reviewing the corporate responses to questions which have been addressed in the Offering Circular and accompanying exhibits to Form 1-A, it is my opinion that the securities being offered and made available for purchase have been legally authorized and can be issued pursuant to the Reg A Offering Circular when the Offering Statement has been qualified and no delaying notations or other comments have been received from the SEC. When the Offering Circular is qualified and the requisite time has passed since filing with no notations, the shares will, when sold pursuant to the executed Subsription Agreement(s), be legally issued, fully paid and non-assessable.

This legal opinion is limited only to the legality of the shares contemplated to be issued in conjunction with the Reg A offering of the Company, and does not extend to the accuracy or correctness of the responses of the Company to questions contained in the Form 1-A Offering Circular. All forms and exhibits have been completed and provided by the Company, including the Financial Statements as of December 31, 2009 (unaudited).

The documents referenced in this opinion letter, when filed with the SEC, appear to satisfy all of the requirements necessary to qualify for exemption from registration pursuant to Regulation A, Rule 251 et seq. of the 1933 Act. Further, in preparing this opinion I have assumed the authenticity of all documents provided to me and copies thereof. In the absence of any delaying notations or other comments forthcoming from the SEC, the shares to be issued in conjunction with this Offering will be legally issued notwithstanding the fact that they have not otherwise been registered as a public offering.

This legal opinion has been prepared and issued only for the benefit of ActionView International, Inc., and not for any other party or purpose. This opinion can only be used by ActionView International, Inc. and not for any other person or entity.

Kind Regards,



John E. Dolkart, Jr., Esq.